UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2003

Bruce Ellis
Assistant Counsel
Merck & Co.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station, NJ 08889-0100

Re: Merck & Co.

Dear Mr. Ellis:

This is in regard to your letter dated January 28, 2003 concerning the shareholder proposal submitted by Walden Asset Management and co-sponsored by Progressive Investment Management and ISIS Asset Management for inclusion in Merck's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Merck therefore withdraws its December 17, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Timothy Smith
Senior Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1216

MERCK

December 17, 2002

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Mr. Timothy Smith, Senior Vice President of Walden Asset Management, along with two co-proponents (collectively, the "Proponent") for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "Proxy Materials").

We believe that the Proposal properly may be omitted from the Proxy Materials under Rule 14a-8(i)(11) of the Securities and Exchange Act of 1934 because it substantially duplicates a proposal previously submitted to the Company by Mrs. Evelyn Davis ("Mrs. Davis") that will be included in the Company's proxy material for the same meeting.

The Proposal, which was received by the Company on November 8, 2002, requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: That the stockholders request that the Board of Directors take the steps necessary to declassify the election of Directors by insuring that in future Board elections directors are elected annually and not by classes as is now provided. The declassification shall be phased in so that it does not effect the unexpired terms of Directors previously elected.

Mrs. Davis's proposal (the "Davis Proposal"), which was received by the Company on June 26, 2002, and which the Company intends to include, requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: 'That the stockholders of Merck recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY instead of the stagger system which was recently adopted.'

The supporting statements for the Proposal and the Davis Proposal are attached as Appendix A and B, respectively.

The two proposals seek to recommend that the Company elect directors annually. Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the company's proxy material for the same meeting."

The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical. The Staff in 2002 permitted CarrAmerica Realty Corporation to exclude a proposal dealing with annual election of directors where CarrAmerica previously received a proposal from Mrs. Davis that is virtually identical to the Davis Proposal. 2002 *SEC No-Act. LEXIS* 302. The Staff also recently granted no action letters for similar but not identical proposals to Albertson's, Inc., 2002 *SEC No-Act. LEXIS* 573, (annual election of directors) and Monsanto Company, 2000 *SEC No-Act. LEXIS* 187 (regarding annual or triennial election of directors).

The Proponent's Proposal is substantially similar to the Davis Proposal. The Company received the Davis Proposal before it received the Proponent's Proposal, and the Company intends to include the Davis Proposal in the Proxy Materials. Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Statement and form of proxy for its 2003 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(11) under the Exchange Act.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter, the Proposal and the Davis Proposal, including the statements in support thereof.

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about March 13, 2003.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: [signature]
Bruce Ellis
Assistant Counsel

Enc.

CC: Timothy Smith

APPENDIX A

ANNUAL ELECTIONS OF DIRECTORS

RESOLVED: That the stockholders request that the Board of Directors take the steps necessary to declassify the election of Directors by insuring that in future Board elections directors are elected annually and not by classes as is now provided. The declassification shall be phased in so that it does not effect the unexpired terms of Directors previously elected.

Supporting Statement

This resolution requests the Board end the present staggered board system and instead insure that all Directors are elected annually. Presently our company has 3 classes of Directors, 1/3 elected each year and each Director serves a 3 -year term.

However, we believe shareholders should have the opportunity to vote on the performance of the entire Board each year.

Increasingly, institutional investors are calling for the end of this system, believing it makes a Board less accountable to shareholders when directors do not stand for annual election.

Significant institutional investors such as California's Public Employees Retirement System, New York City pension funds, New York State pension funds and many others support this position. As a result shareholder resolutions to end this staggered system of voting have received increasingly large votes, averaging over 60% in 2002. Numerous companies have demonstrated leadership by changing this practice.

We do not believe this reform would destabilize our Company or affect the continuity of Director service, in any way. Our Directors, like the directors of the overwhelming majority of other public companies, are routinely elected with strong overall shareholder approval.

We strongly believe that our company's financial performance is linked to its corporate governance policies and procedures and the level of management accountability they impose.

Therefore, as shareholders concerned about the value of our investment, we're concerned about our Company's current system of electing only one-third of the board of directors each year. We believe this staggering of director terms presents shareholders from annually registering their views on the performance of the board collectively and each director individually.

A recent study found that firms with the strongest shareholder rights significantly outperform companies with weaker shareholder rights. A 2001 study of 1,500 firms conducted by researchers at Harvard University and the University of Pennsylvania's Wharton School found a significant positive relationship between greater shareholder rights, including annual election of Directors as measured by a governance index, and both firm valuation and performance from 1990 to 1999.

In addition we believe the Board should be accountable for our company's record on social and environmental issues at each shareowner's meeting which also necessitates an annual election of Directors.

Most alarming, a staggered board can help insulate directors and senior executives from the consequences of poor financial performance by denying shareholders the opportunity to challenge an entire Board which is pursuing failed policies, or not allowing for members of an Audit Committee to be held annually accountable for their performance.

Please vote for this important governance reform or your vote will be automatically cast against it by Management.

APPENDIX B

EVELYN Y. DAVIS PROPOSAL

RESOLVED : "That the stockholders of Merck recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: "Until recently, directors of Merck were elected annually by all shareholders."

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"Last year the owners of [843,947,121]*shares, representing approximately 62.6% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

...*Please fill in correct figure. [Number has been filled in at Mrs. Davis's request.]

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1216

RECEIVED

2003 JAN -8 PM 5:20

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

MERCK

January 6, 2003

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Withdrawal of No Action Request by Merck & Co., Inc for Shareholder Proposal from Timothy Smith of Walden Asset Management

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") wishes to withdraw its request for a no action letter from the Division with respect to the shareholder proposal (the "Proposal") from Mr. Timothy Smith, Senior Vice President of Walden Asset Management, along with two co-proponents (collectively, the "Proponent") for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"). The Company request was mailed to you December 17, 2002 and was received by your office December 19, 2002.

The Proponent notified the Company via letter dated December 20, 2002, (copy attached) that he has decided to withdraw the request that the Proposal be included in the Proxy Materials. A copy of the correspondence from the Proponent is attached.

Kindly acknowledge receipt of this letter by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Very truly yours,

MERCK & CO., INC.

By: [signature]
Bruce Ellis
Assistant Counsel

Enc.

CC: Mr. Timothy Smith

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 20, 2002

Mr. Bruce Ellis
Assistant Counsel
Merck & Company
One Merck Drive
Whitehouse Station, NJ 08889-0100

Dear Mr. Ellis:

Thank you for the copy of your letter to the SEC challenging the shareholder resolution on Staggered Boards filed by Walden Asset Management and other concerned investors. I had heard earlier from Nancy Van Allen and provided proof of ownership at her request.

In your letter to the SEC you argue our resolution is duplicative of one filed by Evelyn Davis.

From your letter it seems this is the case and the two resolutions do overlap.

Earlier this year I had written Mr. Raymond Gilmartin the CEO about the issue of Staggered Boards at Merck but received no reply which then led to the filing of the resolution.

Thus I write at this juncture to do 2 things. First I want to register our concern about poor shareholder relations at Merck which is curious considering the company's strong reputation and excellent track record on social issues.

Let me outline my concerns. A letter to Mr. Gilmartin in September about Staggered Boards goes unanswered. (I would have thought that the scandals of the last year would have made a company like Merck more responsive to their owners.) The lack of response leads to a resolution filed by 4 institutional investors who are not insignificant investors, Walden itself owns 285,000 shares.

Do these investors get a letter on the issue or a call to discuss it? No! The first time we hear from management is a letter to the SEC challenging the resolution.

Another option of course would be to call the investors and discuss the issue with them and ask for the resolution to be withdrawn since it is already on the ballot. We would have been glad to respond and save you the cost and energy of a legal letter and the addition of yet one more brief to a beleaguered SEC.

We would appreciate the courtesy of a reply to this letter. It is never too late to indicate to the owners of the company that you value their investment and wish to keep a positive working relationship.

The second purpose of this letter is to withdraw the resolution since the issue will already be on the ballot and we will have a chance to vote on it at that point.

We look forward to hearing from Merck management.

Sincerely,

Timothy Smith
Senior Vice President

c.c. Raymond Gilmartin
President and CEO – Merck & Company

Nancy Van Allen
Senior Assistant Secretary – Merck & Company

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 423 3352

MERCK

January 28, 2003

VIA FACSIMILE (202 942 9544) AND U.S. MAIL

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 JAN 31 PM 12: 25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ATTN: Mr. Jeff Werbit

Re: Withdrawal of No Action Request by Merck & Co., Inc for Shareholder Proposal from Timothy Smith of Walden Asset Management

Dear Mr. Werbit:

As we discussed, I enclose a letter from Mr. Smith withdrawing his shareholder proposal on behalf of himself and two co-proponents.

Very truly yours,

MERCK & CO., INC.

By: [signature]
Bruce W. Ellis
Assistant Counsel

Enclosure

cc: Mr. Timothy Smith

WALDEN ASSET MANAGEMENT

A Division of United States Trust Company of Boston

January 15, 2003

Nancy Van Allen
Merck & Co
One Merck Drive
Box 100
Whitehouse Station, NJ 08889-0100
(Fax #908/735-1224)

Dear Nancy,

Thanks for your call and your hard work on setting up our dialogue on corporate governance at Merck. The filers of the resolution look forward to the conversation.

As previously indicated, I am withdrawing the resolution on behalf of Walden Asset Management and the other co-filers. The two co-filers include:

ISIS; 99 Chauncey Street; Boston, MA 02111 and

Progressive Investment Management,721 NW Ninth Ave, Suite250, Portland, Oregon.

Sincerely,

Timothy Smith
Senior Vice President

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664